UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RT Technologies, Inc.

(Name Of Issuer)

Common Stock

(Title of Class of Securities)

749742 201

(CUSIP Number)

Michael Lami, 2216 East Newcastle Drive, Sandy, Utah 84093

(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

October 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box      ..

Check the Following Box if a fee is being paid with the statement      ..

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 749742 201

1.  Name of Reporting Person: Michael Lami

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  NA

6.  Citizenship or Place of Organization: State of Utah, United States

7.  Sole Voting Power: 100,000

8.  Shared Voting Power: 0

9.  Sole Dispositive Power: 100,000

10.  Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially owned by Each Reporting Person:

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13.  Percent of Class Represented by Amount in Row (11):  At November 2, 2011, the 100,000 shares would represent 3.34% of the issued and outstanding shares.

14.  Type of Reporting Person: IN-Individual

Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of RT Technologies, Inc. (the "Issuer") whose address is 2216 East Newcastle Drive, Sandy, Utah 84093.

Item 2.  Identity and Background:

     (a)     Mr. Lami is an individual.

     (b)     Mr. Lami's office address is 2216 East Newcastle Drive, Sandy, Utah 84093;

     (c)     Mr. Lami is not an officer or director of the Company.

     (d)     Mr. Lami has not been convicted in a criminal proceeding within the last five years;

     (e)     Mr. Lami has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f)     Mr. Lami is an individual.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Lami.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)    All shares were acquired for investment purposes.  Mr. Lami may acquire additional shares in the future depending on if the Company requires additional financial support.

     (b)    Mr. Lami has sole power to vote all 100,000 shares of common stock.

     (c)    During the past 60 days, Mr. Lami has not sold any shares of the Issuer.

     (d)    Mr. Lami has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Lami.

     (e)     Mr. Lami is not a five percent shareholder.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Lami is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2011

/s/ Michael Lami

Michael Lami

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